# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nautilus Biotechnology, Inc., CIK 0001808805
CUSIP: 63909J108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2701 Eastlake Avenue East, Seattle, Washington (WA), 98102
Date of event which requires filing of this statement: 06/20/2025
Amends the filing with accession number 0001193125-21-195221
Filed by CIK 0001224962
Persons authorized to receive notices and communications: Alexander Rakitin, Perceptive Advisors LLC, 51 Astor Place, 10th Floor, New York, New York (NY), 10003, (646) 205-5340; Louis Rambo, Proskauer Rose LLP, 1001 Pennsylvania Ave, Ste 600, Washington, District Of Columbia (DC), 20004, (202) 416-6800

## Reporting persons
- Perceptive Advisors LLC (CIK 0001224962): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 12,815,113; sole dispositive power 0; shared dispositive power 12,815,113; aggregate amount beneficially owned 12,815,113 (10.1% of the class)
- Joseph Edelman (CIK 0001164426): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 12,815,113; sole dispositive power 0; shared dispositive power 12,815,113; aggregate amount beneficially owned 12,815,113 (10.1% of the class)
- Perceptive Life Sciences Master Fund, Ltd. (CIK 0001249675): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 12,649,253; sole dispositive power 0; shared dispositive power 12,649,253; aggregate amount beneficially owned 12,649,253 (10% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Nautilus Biotechnology, Inc.
Address of issuer's principal executive offices: 2701 Eastlake Avenue East, Seattle, Washington (WA), 98102

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 20, 2025, Michael Altman, a Managing Director of Perceptive Advisors who has served on the Issuer's board of directors (the "Board") since June 2021, ceased serving as a member of the Board following the expiration of his term. Mr. Altman did not stand for re-election at the Issuer's 2025 Annual Meeting of Stockholders.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The amounts reported to be beneficially owned by the Reporting Persons include an aggregate of 220,902 shares of Common Stock underlying stock options granted to Mr. Altman (the "Options"). The Master Fund has the right to receive the director compensation provided in respect of Mr. Altman's board service through a partial management fee offset.

The percentages set forth in row 13 are based on 126,148,469 outstanding shares of Common Stock as of April 22, 2025, as reported by the Issuer in its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 29, 2025, and assume the exercise of the Options for an aggregate of 220,902 shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (06/24/2025)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (06/24/2025)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, By Perceptive Advisors LLC, by Joseph Edelman, Managing Member (06/24/2025)